# WAFRA SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68221 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wafra Securities Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 Park Avenue 41 FL
(No. and Street)

New York (City) NY (State) 10154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Campagna 212 7593700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 3rd Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Vincent Campagna _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Wafra Securities Corporation _____ , as
of December 31 _____ , 20 17 ___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



Signature

CEO _____

Title



```
ANNMARIE IMPARATO
Notary Public, State of New York
Registration #01IM6266849
Qualified In Kings County
Commission Expires Aug. 6, 2020
```

Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Shareholders of
Wafra Securities Corporation

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Wafra Securities Corporation (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*EisnerAmper LLP*

We have served as the Company's auditor since 2010.

EISNERAMPER LLP
New York, New York
February 26, 2018

# WAFRA SECURITIES CORPORATION

**Statement of Financial Condition**
(expressed in U.S. dollars)
**December 31, 2017**

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 53,124 |
| Other current assets | | 703 |
| **Total Assets** | $ | 53,827 |

**Liabilities and Shareholders' Equity**

| | | |
|---|---|---:|
| Accrued expenses | $ | 30,097 |
| Due to administrator | | 5,567 |
| **Total liabilities** | | 35,664 |

Shareholders' Equity

| | |
|---|---:|
| Common stock, $1,000 par value; 25 shares authorized, issued and outstanding | 25,000 |
| Additional paid-in capital | 85,000 |
| Accumulated deficit | (91,837) |
| **Total shareholders' equity** | 18,163 |

| | | |
|---|---|---:|
| Total liabilities and shareholders' equity | $ | 53,827 |

*See notes to the financial statement*

# WAFRA SECURITIES CORPORATION

**Notes to Statement of Financial Condition**
**December 31, 2017**

### NOTE A - DESCRIPTION OF BUSINESS

Wafra Securities Corporation (the "Company") was formed on January 26, 2009 and became a registered broker-dealer on January 14, 2010. The Company is registered under the Securities Exchange Act of 1934 as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company claims an exemption from the Securities and Exchange Commission ("SEC") customer protection Rule 15c3-3 pursuant to section (k)(2)(i) and does not impact any transactions with customers. Broker-dealer activities include investment banking and consulting services.

### NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**[1]   Use of estimates:**

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

**[2]   Cash equivalents:**

The Company considers all highly liquid financial instruments with maturity of 90 days or less at the time of purchase to be cash equivalents.

**[3]   Revenue recognition:**

Revenues consist of private placement related service fees and consulting revenues. Private placement related service fees are recorded on the basis of the terms of the individual contracts. Consulting revenues primarily include monthly fees charged for services associated with providing advice regarding certain financial markets. Consulting revenues are recorded when the services (or, if applicable, separate components thereof) to be performed are substantially complete, the fees are determinable and collection is reasonably assured.

**[4]   Income taxes:**

The Company has elected to be treated as a small business corporation (Sub-Chapter S Corporation) under Section 1372(a) of the Internal Revenue Code, and, therefore, the profits and losses will be reported on the shareholders' individual federal income tax returns. Accordingly, no provision has been made in the accompanying financial statements for any federal income taxes. Effective January 1, 2011, the shareholders of the Company elected to be treated as an S Corporation for both federal and New York State purposes. From January 14, 2010 through December 31, 2010, the Company filed federal, state and local income tax returns as a C Corporation.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return, which resulted in no unrecognized tax benefits as of December 31, 2017.

**[5]   Recent Accounting Pronouncements:**

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09"), as subsequently amended, that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most recent current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer. Entities have the option of applying either a full retrospective approach to all periods presented, or a modified approach that reflects differences prior to the date of adoption as an adjustment to equity. In April 2015, the FASB deferred the effective date of this guidance until January 1, 2018. The Company is not early adopting this standard.

The Company completed its implementation analysis, including identification of revenue streams and reviews of customer contracts under ASU 2014-09's framework. The analysis included reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under this new standard. The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

## NOTE C - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital. In accordance with SEC Rule 15c3-1, a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers, and does not carry accounts of, or for, customers, shall maintain net capital of not less than $5,000 or 6-2/3% of aggregate indebtedness, whichever is higher. At December 31, 2017, the Company had net capital of $17,460, as amended, which exceeded its minimum capital requirement of $5,000 by $12,460.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i), as no customer accounts are held, and therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

## NOTE D - COMMITMENTS AND CONTINGENCIES

In connection with an administrative agreement between the Company and Wafra Investment Advisory Group, Inc. ("WIAG"), the Company pays monthly service fees to WIAG to reimburse WIAG for operating support. The agreement is in effect through October 31, 2018, and is automatically renewed annually. The Company may elect to terminate the agreement at any time with 30 days' written notice (see Note E).

## NOTE E - RELATED PARTY TRANSACTIONS

Shareholders of the Company are also officers of a related company, Wafra InterVest Corporation ("InterVest").

The Company entered into an administrative service agreement with WIAG to reimburse it for operational support. These services include office space, services of personnel, professional fees, regulatory filing fees, as well as bookkeeping and accounting support services. As of December 31, 2017, there was $5,567 payable to WIAG relating to these services.